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                                                                    EXHIBIT 99.1
                                                                    ------------

[ILOG LOGO]


ILOG REPORTS RECORD RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2001
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PARIS, France, and MOUNTAIN VIEW, Calif., April 26, 2001 - ILOG (NASDAQ: ILOG;
NM France: ILOG), the world's leading provider of software components, today reported record revenues of $24.3 million and an operating profit of $3.3 million for the third quarter of fiscal year 2001, ended March 31, 2001. This compares with $18.0 million in revenues and an operating loss of $219,000 in the prior year's third quarter. Earnings per share (diluted) were $0.17 compared to a loss per share of $0.02 in the previous year's third quarter.

"We executed our best quarter ever, which demonstrates the success and durability of our business model," said Pierre Haren, president and CEO of ILOG. "There is real demand for our smarter software components, which help companies cut software development costs and improve the efficiency of their business. However, in view of the market's current economic uncertainties, we anticipate similar revenues and earnings in our fourth quarter as we reported this quarter," he said.

Independent Software Vendors (ISVs) accounted for approximately 65% of ILOG license revenue during the third quarter. ILOG signed 30 new ISVs during the quarter, bringing the total to more than 260. Included were smaller ISVs like Axioma (formerly known as Dash Optimization Holdings), a vendor that now plans to embed ILOG optimization, visualization and rule engines into its own optimization applications for the U.S. financial services market.

Velocity Up in Finance, Transportation, Supply Chain

During the third quarter, ILOG achieved solid growth in most of its target industries. Among the 10 new customers in the financial services sector were Deutsche Bank (U.S.) and Japan Development Bank. ILOG continues to see growth in this sector as companies use its best-of-breed optimization and rule engines in new applications that demand a high level of web personalization or customer self-service. ILOG rule engines also helped drive new business in the transportation industry, where five new customers were added during the quarter. Most of these companies turned to ILOG to improve the efficiency of how they allocate resources.

In the supply chain sector, ILOG saw increased royalty and deployment license flow from some of its large ISV customers. In addition, the company signed a number of contracts with new supply chain ISVs, including those in the e-business market.
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                                      -2-


The quarter also showed growth in the government and insurance industries. However, softness in the overall telecommunications industry was reflected in ILOG revenues from this sector. While orders continued from new and existing customers for ILOG visualization and rules products used in network management and fault detection, the volume was less than in the year-ago quarter. But ILOG believes it is well positioned for future growth in the telecommunications sector, particularly in the areas of optical and wireless network equipment and services.

Well-balanced Customer Base Helped Drive Growth

ILOG's customer base is diversified across markets, customers and regions, which helped the company increase revenues despite slowed spending in the U.S. market. This quarter, order reductions in the telecommunications industry were balanced by increased demand in areas like financial services and supply chain management. "I believe we have a good mix between ISV and end-user customers, as well as across different industries," noted Haren. "We aren't hostage to economic trends in a single region or industry, which helps lessen the impact on our overall revenues from local downturns. In addition, ILOG components help businesses run more efficiently and profitably, which remains attractive during tough economic conditions."

While Haren said he was proud of ILOG's third-quarter performance, he is cautious about the future. "Consequently, the restraints on headcount growth and expenditures that we initiated early in the third quarter will continue. Despite the current economic uncertainties, we grew our business this quarter, were profitable and strengthened our balance sheet," he said. "We believe our strategy is sound and we will continue to execute against it in the coming quarters."

Conference Call

ILOG management will be hosting a conference call today at 10:00 a.m. Eastern Daylight Time or 4:00 p.m. Central European Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor/ or contact Taylor Rafferty Associates.

About ILOG

ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -- where the company enjoys significant market share -- ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit http://www.ilog.com for additional information.
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                                      -3-

                                   ILOG S.A.
               Consolidated Statements of Operations (unaudited)
               -------------------------------------------------
                     (in thousands, except per share data)

                                                         Three Months Ended                 Nine Months Ended
                                                     ---------------------------       ----------------------------
                                                       Mar. 31        Mar. 31             Mar. 31        Mar. 31
                                                         2001          2000                 2001           2000
                                                     ------------  -------------       -------------  -------------
Revenues:
  License fees                                            $17,226       $11,895             $38,279        $32,235
  Services                                                  7,068         6,130              19,749         18,186
                                                          -------       -------             -------        -------
     Total revenues                                        24,294        18,025              58,028         50,421
                                                          -------       -------             -------        -------

Cost of revenues
  License fees                                                589           383               1,029            906
  Services                                                  3,264         3,266               9,636          9,626
                                                          -------       -------             -------        -------
     Total cost of revenues                                 3,853         3,649              10,665         10,532
                                                          -------       -------             -------        -------

Gross profit                                               20,441        14,376              47,363         39,889
                                                          -------       -------             -------        -------

Operating expenses
  Marketing and selling                                    10,878         8,896              30,283         24,884
  Research and development                                  3,983         3,191              10,998          9,309
  General and administrative                                2,296         2,445               6,123          6,361
  Write-off of acquired intangibles                             -            63                  20            187
                                                          -------       -------             -------        -------
    Total operating expenses                               17,157        14,595              47,424         40,741
                                                          -------       -------             -------        -------

Income (loss) from operations                               3,284          (219)                (61)          (852)
Net interest income (expense) and other                        52            (8)                735            103
                                                          -------       -------             -------        -------

Net income (loss) before taxation                           3,336          (227)                674           (749)
Income taxes                                                  262             -                 416              -
                                                          -------       -------             -------        -------
Net income (loss) after taxation                          $ 3,074       $  (227)            $   258        $  (749)
                                                          =======       =======             =======        =======

Net income (loss) per share - basic                         $0.19        $(0.02)              $0.02         $(0.05)
Net income (loss) per share - fully diluted                 $0.17        $(0.02)              $0.01         $(0.05)

Share and share equivalents used
  in per share calculations  - basic                       15,956        14,791              15,651         14,406
                             - fully diluted               18,104        14,791              17,800         14,406

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                                      -4-

                                   ILOG S.A.
               Condensed Consolidated Balance Sheets (unaudited)
               -------------------------------------------------
                                 (in thousands)

                                                                                Mar. 31        June 30
                                                                                  2001           2000
                                                                                -------        -------
Assets
Current assets
  Cash and cash equivalents                                                     $  22,563      $  20,316
  Accounts receivable                                                              20,892         23,393
  Other receivables and prepaid expenses                                            4,579          4,770
                                                                                ---------      ---------
     Total current assets                                                          48,034         48,479

Property and equipment-net and other assets                                         6,260          4,258
                                                                                ---------      ---------

     Total assets                                                               $  54,294      $  52,737
                                                                                =========      =========

Liabilities and Shareholders' Equity
Current Liabilities
  Accounts payable and accrued expenses                                         $  15,398      $  15,937
  Current debt                                                                      3,353          3,627
  Deferred revenue                                                                  8,410          7,034
                                                                                ---------      ---------
     Total current liabilities                                                     27,161         26,598

Long-term portion of debt                                                             285          2,057
                                                                                ---------      ---------
     Total liabilities                                                             27,446         28,655
                                                                                ---------      ---------

Shareholders' equity
   Paid-in capital                                                                 73,131         68,565
   Accumulated deficit and currency translation adjustment                        (46,283)       (44,483)
                                                                                ---------      ---------
     Total shareholders' equity                                                    26,848         24,082
                                                                                ---------      ---------

     Total liabilities and shareholders' equity                                 $  54,294      $  52,737
                                                                                =========      =========

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                                      -5-

                       Discussion of Financial Highlights

Quarter's Results
-----------------
Revenues and Gross Margin
-------------------------

Revenues in the quarter ended March 31, 2001 grew by 35% over the previous year -- to $24.3 million from $18.0 million for the same quarter in the preceding year, with license fee revenue increasing by 46% and services revenue by 15%. Approximately 24% of the quarter's revenues were derived from one ISV customer in Europe, where revenues grew by 82%. Revenues in the United States grew by 4%, reflecting softening in the communications sector. The increase in license fees is attributed to deployment license fees received from ILOG's supply chain and business rules customers. The increase in services revenues reflects growing maintenance revenue.

Overall gross margin for the quarter was 84%, compared to 80% for the same period in the preceding year. This reflects an increased mix of license revenue, which in the quarter was 71% of revenues compared to 66% in the same period of the preceding year. Gross margin for services revenues in the quarter grew to 54% from 47% in the same period of the preceding year, reflecting a greater mix of more profitable maintenance revenue and some improvement in consulting margins.

Operating Expenses
------------------

Marketing and selling expenses for the quarter ended March 31, 2001 increased by 22% over the same period in the prior year while revenues grew by 35%.
Marketing and selling expenses represented 45% of revenues in the quarter compared to 49% in the prior year, reflecting the impact of deployment license fees received in the quarter. Research and development expenses for the quarter increased by 25% over the same period in the prior year, reflecting headcount growth from 113 to 142 between March 31, 2000 and 2001. This represents investments in new products and improvements in existing ones. General and administrative expenses for the quarter decreased by 6% over the same period in the prior year. Headcount on March 31, 2001 was approximately 570 compared to 490 on March 31, 2000. Headcount is expected to remain level in the upcoming quarter.

Other Income (expense)
----------------------

Net interest and other income (expense) for the quarter increased from ($8,000) to $52,000. Currency fluctuations generally did not have a material effect on the company's income from operations for the quarter ended March 31, 2001. Income taxes of $262,000 reflect taxation in certain profitable European sales subsidiaries.

Nine-Month Results
------------------

The company reported revenues of $58.0 million for the nine months ended March 31, 2001, an increase of 15% compared to $50.4 million in the prior year. The results from operations for the nine-month period were a loss of $61,000 compared to $852,000 in the corresponding period of the prior year. Earnings per share for the nine-month period were $0.02 on 17.8 million shares, compared to a loss per share of $0.05 on 14.4 million shares in the corresponding period of the prior year.
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                                      -6-

Balance Sheet
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Cash on March 31, 2001 increased to $22.6 million from $17.7 million on December
31, 2000, reflecting company profitability, strong accounts receivable collections, growth in deferred revenue and cash received from employee share purchase plans. Days sales outstanding of receivables improved to 78 days on March 31, 2001 from 90 days on December 31, 2000 due to the impact of deployment license fees received in the quarter. Deferred revenues increased to $8.4 million on March 31, 2001 from $6.1 million on December 31, 2000 due to new and renewed maintenance contract commitments by customers.

On March 31, 2001, shareholders' paid-in capital increased to $73.1 million (16.0 million shares), from $71.4 million (15.8 million shares) on December 31, 2000, reflecting the issuance of shares in connection with the company's employee share purchase plans. Shareholders' equity increased to $26.8 million, from $23.7 million on December 31, 2000, reflecting company profitability and the increase in paid-in capital.



Forward-Looking Information
---------------------------

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include those about guidance and expectations associated with future results. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the company's existing and new products; the future growth of the e-business and supply chain software markets; software demand by the telecommunications industry; the success of the company's ISV strategy; the economic, political and currency risks associated with the company's European, North American and Asian operations; the timing and seasonality of significant revenues; and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 2000, which is on file with the United States Securities and Exchange Commission.

Results and Press Release for French Shareholders
-------------------------------------------------

A translation of this press release in the French language and with the financial statements expressed in Euros is also available.

                                     # # #

ILOG is a registered trademark of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.